N-SAR Item 77D-Policies with respect to security investment

At a meeting of the Board of Trustees of BNY Mellon Funds Trust (the "Trust") held on June 8, 2010, the Board adopted and/or ratified an investment policy which prohibits each series of the Trust from operating as a fund-of-funds that invests in affiliated or unaffiliated funds.